UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04052558

December 20, 2004

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/20/2004

Re: International Business Machines Corporation
Incoming letter dated November 17, 2004

Dear Mr. Moskowitz:

This is in response to your letter dated November 17, 2004 concerning the shareholder proposal submitted to IBM by Floyd L. Hull. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Floyd L. Hull
2 Stoutenburgh Drive
Hyde Park, NY 12538

PROCESSED
DEC 29 2004
THOM
FINAN

Office of the Vice President
Assistant General Counsel

IBM
New Orchard Road
Armonk, NY 10504

November 17, 2004

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: Stockholder Proposal of **Mr. Floyd L. Hull** - IBM Retiree Benefits

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this request letter together with an e-mail note (the "Proposal"), dated October 13, 2004, attached as Exhibit A hereto, which was submitted to the International Business Machines Corporation (the "Company" or "IBM") by Mr. Floyd L. Hull (the "Proponent"), an IBM retiree.

In pertinent part, the submission, which was sent via e-mail to the Corporate Secretary, can be characterized as a Proposal that states: **"The long term retirement people need raise's."**

IBM believes that this submission, as a Proposal, can be properly omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 26, 2005 (the "2005 Annual Meeting") for the reasons discussed below.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

The Company believes that the Proposal may be omitted from the Company's proxy materials for the 2005 Annual Meeting pursuant to the provisions of Rule 14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company.

The Proponent, as an IBM retiree, wants IBM to increase the amount of pension benefits payable to its retirees--including himself and others similarly situated. This is an ordinary business matter. The general administration by the Company of its employee benefit plans, such as the health and retirement plans, including the amount of benefits to be paid out thereunder to retirees of the Company such as the Proponent (including any increases/modifications to be made thereunder), are activities that are part of the ordinary business operations of the Company. The Commission has long recognized that proposals concerning the amount of pension benefits as well as other types of benefit decisions for the general employee/retiree population, relate to the ordinary business operations of a corporation, and the staff has consistently concurred in the omission under Rule 14a-8(i)(7) of similar proposals regarding employee retirement, health, medical and other benefits. Raytheon Company (January 30, 2004) (proposal to raise the pensions of certain participants in proportion to the number of years a retiree had been in the plan during a certain period); Tyco International Ltd. (January 2, 2004)(proposal to provide alternative of a cost of living allowance or lump sum settlement to pension plan participants); Lucent Technologies Inc. (November 26, 2003)(proposal regarding compensation and increasing retirement benefits); ALLETE, Inc. (March 5, 2003)(proposal to change the method of computing cost of living adjustments for retirees); General Electric Corporation (January 9, 2003)(proposal to "treat all pensioners equally"); GenCorp Inc. (December 27, 2002)(proposal to adjust benefits in subsidiary's benefit plan); International Business Machines Corporation (January 2, 2001)(proposal to grant a cost of living allowance to the pensions of IBM retirees); International Business Machines Corporation (January 2, 2001)(proposal to provide a Medicare supplemental insurance policy for IBM retirees on Medicare); International Business Machines Corporation (December 30, 1999)(proposal to adjust defined benefit plan to mitigate the impact of increases in the cost of living for retired employees excluded under Rule 14a-8(i)(7)); Bell Atlantic Corporation (October 18, 1999)(proposal to increase retirement benefits for retired management employees); Burlington Industries, Inc. (October 18, 1999)(proposal to adopt new retiree health insurance plan offering HMO's and covering retirees that were forced out and to reinstate dental benefits for certain retirees); Lucent Technologies, Inc. (October 4, 1999)(proposal to increase "vested pension" benefits); International Business Machines Corporation (January 15, 1999)(proposal seeking to change scope of Company's medical benefits plan coverage provisions); General Electric Company (January 28, 1997)(very similar proposal by a retired GE employee to adjust the pension of retirees to reflect the increase in inflation); Allied Signal Inc. (November 22, 1995)(retirement benefits); American Telephone and Telegraph Company (December 15, 1992)(pension and medical benefits); Minnesota Mining and Manufacturing Company (February 6, 1991)(employee health and welfare plan selection); General Motors Corporation (January 25, 1991)(scope of health care coverage); and Procter & Gamble Co. (June 13, 1990)(prescription drug plan).

The Proponent, noting his own situation and increasing benefit costs, seeks to have the Company give its retirees an increase in their benefits. Aside from the fact that this Proposal also clearly fails under Rule 14a-8(i)(4), see argument II, infra, this type of Proposal is not proper for stockholder review under Rule 14a-8(i)(7), as the determination of the amount of benefits payable under the IBM retirement and health benefit plans has consistently been administered by the Company as part of its ordinary business operations. Since this type of proposal directly addresses the Company's ordinary business operations, it should be excluded under Rule 14a-8(i)(7). See Allied Signal, Inc. (November 22, 1995)(proposal to increase pension benefits for retired employees excluded under former Rule 14a-8(c)(7)); see generally Mobil Corporation (January 26, 1993)(policies with respect to downsizing activities); International Business Machines Corporation (February 19, 1992)(employee benefits relating to medical plans); Consolidated Edison Company (February 13, 1992) (general compensation issues relating to amendment of existing pension benefits); General Electric Company (February 13, 1992) (general compensation issues relating to increase in pension benefits); and NYNEX (February 13, 1992)(general compensation issues relating to standardization of medical and other benefits). Therefore, upon the basis of these consistent precedents by the staff of the SEC with regard to the subject matter of the Proposal, the Company requests that no enforcement action be recommended to the Commission if it excludes the Proposal on the basis of Rule 14a-8(i)(7).

II. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(4) AS A PERSONAL BENEFIT APPLICABLE TO THE PROPONENT AND CERTAIN OTHER IBM RETIREES WHICH IS NOT SHARED WITH OTHER STOCKHOLDERS AT LARGE.

In addition to Rule 14a-8(i)(7), Rule 14a-8(i)(4) permits exclusion of the Proposal inasmuch as it relates to the redress of a personal claim or grievance against the company and is designed to result in a benefit to the Proponent or to further a personal interest, which is not shared with other stockholders at large.

As noted earlier, the Proponent indicates that he is a former IBM employee entitled to receive benefits from the Company's benefit plans. He seeks for the Company to increase the amount of pension benefits payable, both to him and others eligible for benefits under the terms of various plans. It is thus clear that if his Proposal were to be implemented, the Proponent and other IBM retirees would glean a direct and immediate financial benefit in the form of increased pension payments and other benefits. As noted earlier, the Company believes that the Proposal is otherwise fully excludable under Rule 14a-8(i)(7), as it relates to the Corporation's ordinary business operations. In addition, however, this Proposal is also excludable here under Rule 14a-8(i)(4), as the Proponent seeks a clear personal benefit that will accrue specifically to him and other IBM retirees, but not to shareholders at large.

The Commission long ago established that the purpose of a stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation...." Release 34-3638 (January 3, 1945)(Exchange Act Regulation 241.3638). The purpose of Rule 14a-8(i)(4) is to allow registrants to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was originally developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release 34-12999 (November 22, 1976).

As it is clear the Proposal would provide direct personal benefit to the Proponent, it is just as clear that the Proposal would not be of benefit to IBM shareholders at large. This is because the Proponent is requesting, for himself and for other IBM retirees, a financial benefit which cannot be shared with the overwhelming majority of IBM stockholders at large who are not IBM retirees. The Commission has consistently taken the position that Rule 14a-8 is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders, and not to further personal interests. See Release No. 34-19135 (October 14, 1982). While paragraph (i)(7) of Rule 14a-8, noted earlier, provides an independent substantive basis for omission of this Proposal, paragraph (i)(4) of this rule, and its predecessor, Rule 14a-8(c)(4), have been cited by companies, just as consistently, as an alternate basis for omitting proposals seeking to increase or otherwise adjust the amount of retirement benefits such as the one requested here. In many of the cases that we have reviewed, the staff has concluded that such proposals related to the ordinary conduct of the registrant's business and therefore the staff did not find it necessary to address the personal grievance exclusion as an alternative basis. See e.g., International Business Machines Corporation (January 13, 1993); American Telephone and Telegraph Company (December 15, 1992). Since the Company believes that Rule 14a-8(i)(4) provides an equally adequate basis in this particular case for omitting this Proposal from our proxy materials for the 2005 meeting, we request that no enforcement action be recommended if we exclude the Proposal on the basis of Rule 14a-8(i)(4). See International Business Machines Corporation (January 6, 1995)(proposal to reinstate health benefits properly excluded by staff under former Rule 14a-8(c)(4)); Lockheed Corporation (April 25, 1994 and March 10, 1994)(proposal to reinstate sick leave benefits properly excluded under former Rule 14a-8(c)(4)); International Business Machines Corporation (January 25, 1994)(proposal to increase retirement plan benefits properly excluded under former Rule 14a-8(c)(4)); and General Electric Company (January 25, 1994)(proposal to increase pension benefits properly excluded under former Rule 14a-8(c)(4)). See also Tri-Continental Corporation (February 24, 1993)(Former Rule 14a-8(c)(4) utilized by staff to exclude proposal seeking registrant to assist the Proponent in a lawsuit against former employer); Caterpillar Tractor Company (December 16, 1983)(former employee's proposal for a disability pension properly excluded as personal grievance).

III. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(1) AS IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER NEW YORK STATE LAW.

Section 701 of the Business Corporation Law of the State of New York, the law of the state of IBM's incorporation, provides that "...the business of a corporation shall be managed under the direction of its board of directors...." Nothing in the law of the State of New York places the decision making relating to increases in employee benefits under the Company's retirement and other employee health plans directly into the hands of our stockholders. Inasmuch as the instant Proponent appears want our stockholders give Company retirees increases in such benefits, the Proposal violates New York law by improperly eliminating the role of the Company's board of directors in such process. By placing the decision-making power relating to the subject matter of the proposal directly into the hands of IBM stockholders, this is an improper subject for action by stockholders under New York State law. As such, the Company believes that the Proposal may also be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(1), and requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(1).

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that you will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for our upcoming Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials for our Annual Meeting. If there are any questions relating to this submission, please do not hesitate to contact me at 914-499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

Attachment

cc: Mr. Floyd L. Hull
2 Stoutenburgh Drive
Hyde Park, NY 12538

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

"Floyd L. Hull" <hull1@attglobal.net> on 10/13/2004 12:01:15 AM

Please respond to hull1@attglobal.net

To: Corporate Secretary/Armonk/IBM@IBMUS
cc:
Subject: add me

I took a bridge in 93 retiring in jan '96. The amount the Exec's got for options based on retirement plan is obscene.
The real profit and performance of the Co. is much less than would be apparent.
The long term retirement people need raise's.
The medical benefits cost charged to the retirement people is going to take up all the pension benefit soon.
How am I going to eat and pay my taxes. I am 58 have 30 years of service and 8 more years to 66 - plus how long will I live.
It use to be the same plan for everyone till some particular exec's came and got rich at our expense.

Floyd

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 20, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated November 17, 2004

The proposal relates to raises for "long term retirement people."

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to IBM's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IBM relies.

Sincerely,

Mark Austin
Attorney-Advisor